  EXHIBIT 99.3

May 27, 2019

Intellipharmaceutics International Inc.
30 Worcester Road
Toronto, Ontario
M9W 5X2

Confirmation of Mailing

The following were sent by prepaid mail to all registered holders of security, not coded as “lost”, of Intellipharmaceutics International Inc. on April 26, 2019

Notice-and-Access Document

Proxy

Please note that:

●
We have coded registered security holders as “lost” in cases where, in accordance with the number of consecutive attempts defined by applicable legislation, notices or other documents have been returned undelivered by the Post Office.

●
We have not filed this Confirmation of Mailing or the listed document(s) on SEDAR.

Sincerely,

AST Trust Company (Canada)

1 Toronto Street Suite 1200 Toronto, ON M5C2V6  T 416.682.3800 ASTFINANCIAL.COM/CA-EN